UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-13644
INTERNATIONAL POWER PLC (Issuer)/NEW YORK STOCK EXCHANGE (Exchange)
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Senator House, 85 Queen Victoria Street, London EC4V 4DP, United Kingdom
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary shares of 50p each*
American Depository Shares each of which represents ten ordinary shares
(Description of class of securities)

*	Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR240.12d2-2(a)(1)

☐	17 CFR240.12d2-2(a)(2)

☐	17 CFR240.12d2-2(a)(3)

☐	17 CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, INTERNATIONAL POWER PLC (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 18, 2007	/S/ Stephen Ramsay	Company Secretary

Date	Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.